--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                             -----------------------
                                 SCHEDULE  TO/A
                                           ----
                    TENDER OFFER STATEMENT - FINAL AMENDMENT
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                              AUTOLEND GROUP,  INC.
                              ---------------------
                       (Name of Issuer; "Subject Company")

                           PRINOVA CAPITAL GROUP, LLC
                           --------------------------
                 (Name of Person(s) Filing Statement; "Offeror")

            FIVE-YEAR UNSECURED NON-INTEREST-BEARING DEBT OBLIGATIONS
            ---------------------------------------------------------
                    (aggregate principal face value $196,500)
                    -----------------------------------------
       under the terms of AutoLend's Third Amended Plan of Reorganization made effective March 5, 1999.
                         (Title of Class of Securities)

                                     (none)
                                     ------
                      (CUSIP Number of Class of Securities)

                              Robert G. Cates, Esq.
                           Cates & Quintana, Attorneys
                        600 Central Avenue SW, Suite 300
                             Albuquerque, NM  87102
                            Tel. No.:  (505) 767-9993
                            Fax No.:   (505) 837-9427
       (Name, Address and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)
                  --------------------------------------------
                            CALCULATION OF FILING FEE
        ---------------------------------------------------------------
        TRANSACTION VALUATION $9,825 (a) AMOUNT OF FILING FEE: $1.97 (b)
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     (a)  Calculated as the aggregate maximum purchase price to be paid for
          $196,500 aggregate principal face value, per the offer.
     (b)  Calculated as 1/50 of 1% of the Transaction Valuation.

[ ] Check box if any part of the fee is offset as provided by Rule
          0-11(a)(2), and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing:
          Amount Previously Paid:----------------------      Not Applicable
          Form or Registration No.: --------------------     Not Applicable
          Filing Party: ------------------------------------ Not Applicable
          Date Filed: -------------------------------------  Not Applicable
[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
          [X]  third-party  tender  offer  subject  to  Rule  14d-1
          [ ]  issuer  tender  offer  subject  to  Rule  13e-4
          [ ]  going-private  transaction  subject  to  Rule  13e-3
          [ ]  amendment  to  Schedule  13D  under  Rule  13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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     This Amendment supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") on March 20, 2002 relating to the offer by Prinova Capital Group, LLC to purchase outstanding five-year unsecured non-interest-bearing debt obligations sold by AutoLend Group, Inc. under its Third Plan of Reorganization approved by the U.S. Bankruptcy Court for the District of New Mexico on March 5, 1999.

     The Offer to purchase was, by the terms of the Schedule TO, set to expire by midnight, April 15, 2002. By that date, confirmation had been received by Prinova Capital Group, LLC from two of the debenture holders, Vorarlburger Volksbank RG and Raiffeisen Zentralbank Osterreich AG. Payment for the debentures has been routed through designated custodians of the debenture holders. Clarification of the record of physical documentation in evidence of the debentures required additional time to resolve and has, as of this date, been resolved to the satisfaction of all parties.

     Payment for the debentures has been made effective May 17, 2002. Debenture holder Vorarlburger Volksbank RG has tendered its entire holdings of debentures with a face value of $157,500 US at the purchase price of 5% of face value or $7,875.00 US. Raiffeisen Zentralbank Osterreich AG has tendered its entire holdings of debentures with a face value of $21,750 US at the purchase price of 5% of face value or $1,087.50 US. No other holders of AutoLend Group debentures responded to the Tender Offer.





                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Final Amendment to the Schedule TO is true, complete and correct.


                                        Prinova  Capital  Group,  LLC



     Date:  May  17,  2002         /s/Vincent  J.  Garcia
                                   ----------------------

                                   Vincent  J.  Garcia
                                   Managing  Member
                                   Prinova  Capital  Group,  LLC


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